SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.
(Exact Name of Registrant as Specified in Its Charter)

DELHAIZE BROTHERS
AND CO. “THE LION” ESTABLISHMENT
(Translation of Registrant’s Name into English)

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒       Form 40-F    ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐      No    ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Table of Contents

Page

Press Release, dated May 7, 2002, of Etablissements Delhaize Frères et Cie “Le Lion” S.A. (“Delhaize Group”)	3

Delhaize America, Inc. unaudited consolidated financial statements for the first quarter 2002	13

MAY 7, 2002	FOR IMMEDIATE RELEASE

Contacts:	Guy Elewaut:	+ 32 (0)2 412 29 48
	Geoffroy d’Oultremont:	+ 32 (0)2 412 83 21
	Amy Shue (U.S. investors):	+ 1 (704) 633-8250, ext. 2529
	Ruth Kinzey (U.S. media):	+ 1 (704) 633-8250, ext. 2118

DELHAIZE GROUP REPORTS FIRST QUARTER RESULTS 2002
Sales Increase by 8.2%

•	Sales rise by 8.2% to EUR 5.4 billion

•	Cash flow from operations increase by 11.6% to EUR 408.7 million

•	Operating cash flow margin of 7.6% (7.3% in 2001)

•	Cash earnings per share up by 5.3% to EUR 0.94

•	Net debt decreases by EUR 186.4 million

•	Confirmation of 2002 financial outlook

BRUSSELS, Belgium, May 7, 2002 – Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, reported today that in the first quarter of 2002 cash earnings rose to EUR 86.5 million from EUR 46.4 million last year; on a per share basis this was an increase of 5.3% to EUR 0.94. On a pro-forma basis*, cash EPS grew in the first quarter of 2002 by 7.2%.

“The management of Delhaize Group is satisfied with the performance of the Company in the first quarter of 2002,” said Pierre-Olivier Beckers, President and Chief Executive Officer. “A comparable store sales increase of 1.5% at Delhaize America and continued improvement of its margins helped to put us on track to achieve our goals for 2002. Delhaize Belgium maintained its market share notwithstanding a change in commercial policy that lowered average prices but reduced promotional activity. The renovation of the Delvita stores and the integration of the Trofo stores, in Alfa-Beta, started to deliver significant sales increases in both cases. The strong cash flow generation lowered our net debt significantly during the period.”

*	First quarter 2001 figures of Delhaize Group adjusted on a pro-forma basis to consolidate the impact of the share exchange with Delhaize America and the acquisition of Trofo from January 1, 2001, and to deconsolidate Super Discount Market from the same date.

In the first quarter of 2002, Delhaize Group achieved sales of EUR 5.4 billion, an increase of 8.2% compared to 2001, or 8.8% on a pro-forma basis. Organic sales growth was 4.3%. Notwithstanding the competitive environment both in the United States and Europe, sales continued to grow in the existing stores due to successful sales initiatives in the different banners. Comparable store sales rose by 1.5% at Delhaize America and 2.1% in Belgium. In the first quarter of 2002, Delhaize Group added 12 stores to its sales network, reaching a total of 2,456 stores at the end of the first quarter.

In the first quarter of 2002, Delhaize Group successfully continued focusing on gross margin improvements, cost control, the generation of synergies and the exchange of successful practices. As a result, cash flow from operations (EBITDA) of Delhaize Group grew by 11.6% to EUR 408.7 million, or 7.6% of sales (7.3% in the first quarter of 2001).

Due to the strong operational improvements and the elimination of the minority interests at Delhaize America, Delhaize Group earned EUR 86.5 million in the first quarter of 2002 before goodwill amortization and exceptional items, compared to EUR 46.4 million in the first quarter of 2001. Cash earnings per share rose by 5.3% to EUR 0.94. On a pro-forma basis, cash earnings per share increased by 7.2%.

Net earnings after goodwill amortization and exceptional items of Delhaize Group grew to EUR 48.3 million in first quarter of 2002 from EUR 26.7 million in the first quarter of 2001. Reported earnings per share rose by 2.2% to EUR 0.52 from EUR 0.51.

In the first quarter of 2002, Delhaize Group generated EUR 243.2 million free cash flow. The working capital decrease of EUR 38.8 million was due to a combination of seasonal fluctuations and continued working capital improvement initiatives. Capital expenditure totaled EUR 130.6 million for the quarter. Due to the strong generation of free cash flow, net debt of Delhaize Group decreased by EUR 186 million to EUR 4,590 million at the end of the first quarter of 2002.

Financial Outlook

Delhaize Group confirms its earlier guidance for 2002

—	At constant exchange rates, it is expected that sales of Delhaize Group will grow in 2002 in mid single digits (excl. discontinued operations) and cash earnings per share by 10 to 12%.

—	The sales network is expected to grow by approximately 131 stores to a total of 2,575 stores.

—	Comparable store sales growth of Delhaize America is estimated to be between +1% and +2% for the year 2002.

—	Delhaize Belgium expects to maintain its operating cash flow margin at the 2001 level.

GEOGRAPHICAL OVERVIEW

United States

In the first quarter of 2002, Delhaize America successfully maintained its market positions and increased its operating margins. The sales contribution of Delhaize America to the Delhaize Group results grew by 4.0% to USD 3.74 billion (EUR 4.27 billion). The disciplined retail strategies of the different banners of Delhaize America resulted in a comparable store sales growth of 1.5%. The timing of the Easter holiday positively impacted sales during the first quarter of 2002. Excluding the Easter effect, comparable store sales of Delhaize America would have increased 0.6%.

In the first quarter of 2002, Delhaize America opened eight new stores and relocated or closed three stores, resulting in a net increase of five stores to a total of 1,464 stores. In addition, Delhaize America remodeled or expanded 29 supermarkets.

The gross margin of Delhaize America increased to 27.8% compared to 26.3% in the first quarter of 2001 through an improved sales mix, more selective promotions and the continued roll-out of zone pricing at Food Lion. Cash flow from operations of Delhaize America increased by 9.0% to USD 319.2 million (EUR 364.1 million), or 8.5% of sales (8.1% in 2001).

Europe

In the first quarter of 2002, Delhaize Belgium sales grew by 4.3% to EUR 804.1 million despite comparison to very strong sales growth of 10.2% in the first quarter of 2001. The sales growth was due to the growth of the store network by five stores and the rise in comparable store sales by 2.1%, adjusted for one selling day less. Delhaize Belgium maintained its market share in a competitive environment. The operating cash flow of Delhaize Belgium amounted to EUR 37.3 million (EUR 39.8 million in 2001) in the first quarter of 2002.

At the beginning of 2002, Delhaize Belgium introduced a new commercial policy leading to a more limited number of promotions and consistently lower everyday prices. Under this policy the prices of more than 2,800 products were reduced. Average price levels are approximately 2.5% more competitive after the reinvestment of more than EUR 10 million in lower everyday prices. Customers reacted positively to the new commercial policy, resulting in an increase of the value of the average basket. The number of customers decreased due to the expected loss of shopper traffic exclusively seeking price promotions.

In the first quarter of 2002, sales in the other European operations of Delhaize Group (Greece, Czech Republic, Slovakia and Romania) amounted to EUR 276.6 million, an increase of 34.4%. The successful integration of Trofo in Alfa-Beta continued at a fast pace, resulting in comparable store sales growth in the Trofo stores of more than 20%. Delvita focused on the successful remodeling of its stores and improvements in its service and presentation of fresh products. In the first quarter of 2002, Delvita completed the remodeling of 24 stores. Cash flow from operations of the other European operations decreased by 6.4% to EUR 9.8 million. The decrease was due to expenses related to remodeling in the Delvita chain and to the Trofo store conversions.

Asia

In the first quarter of 2002, the operations of Delhaize Group in Asia reported sales growth of 22.7% to EUR 52.7 million. At the end of the first quarter of 2002, Delhaize Group operated 87 supermarkets in Asia, including 27 in Thailand, 29 in Indonesia and 31 in Singapore. Cash flow from operations of the Asian activities of Delhaize Group amounted to EUR 0.2 million compared to EUR 0.1 million in 2001.

APPLICATION SFAS N° 142

In addition to its quarterly, half year and yearly publication of consolidated results in accordance with Belgian GAAP, Delhaize Group also publishes a reconciliation of its annual results to US GAAP in accordance with its obligations as a foreign company listed on the New York Stock Exchange.

Due to the adoption during the first quarter of 2002 of the new Statement of Financial Accounting Standards (SFAS) No.142, Delhaize Group stopped as of January 1, 2002, amortizing goodwill and other intangible assets with indefinite lives for its US GAAP presentation and will start an annual assessment of potential impairment of goodwill and other intangible assets by comparing the book value of these assets to their current fair value. This change will not impact the Delhaize Group results in Belgian GAAP under which Delhaize Group will continue to record the amortization of goodwill and other intangibles.

The initial analysis required upon adoption of the standard by Delhaize Group under US GAAP indicates no impairment charge to goodwill and an impairment charge related to other intangibles totalling, net of taxes, EUR 8.4 million (USD 7.4 million), which will be recorded as a change in accounting principle (separate from operating results) and reported in the US GAAP reconciliation at year end.

For its filing as a separate registrant, Delhaize America has independently applied SFAS No. 142. Delhaize America performed its analysis at each of its three operating banners since each chain represents a separate operating segment for Delhaize America. Delhaize America’s initial impairment analysis at the individual operating banner level resulted in a non-cash impairment charge totalling USD 288 million before taxes (USD 284 million net of taxes), which is recorded as a change in accounting principle (separate from operating results) in the first quarter 2002 income statement of Delhaize America. This impairment charge relates primarily to goodwill associated with the Delhaize Group share exchange and with Delhaize America’s acquisition of Kash n’ Karry. As indicated above, the SFAS No. 142 analysis indicates no impairment of goodwill for Delhaize Group since the analysis was performed at the consolidated Delhaize America level.

DELHAIZE GROUP

Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end the first quarter of 2002, Delhaize Group’s sales network consisted of 2,456 stores. In 2001, Delhaize Group posted EUR 21.4 billion in sales and cash earnings of EUR 339.0 million. Delhaize Group employs approximately 147,000 people. Delhaize Group is listed on Euronext Brussels and the New York Stock Exchange.

REPORT OF THE STATUTORY AUDITORS

We have conducted a limited review of the first quarter accounts of Delhaize Group as at March 31, 2002. Our limited review did not reveal any significant adjustments which would be required to be made to the quarterly accounts as presented. — Deloitte & Touche Reviseurs d’Entreprises, represented by Mr James Fulton.

FINANCIAL CALENDAR

•	Final date for depositing shares for the shareholders meetings	May 16, 2002
•	Extraordinary shareholders meeting and annual shareholders meeting	May 23, 2002
•	Dividend payment	May 27, 2002
•	Press release — 2002 second quarter results	August 1, 2002
•	Press release — 2002 third quarter results	November 7, 2002

DEFINITIONS

•	Cash flow from operations: EBITDA or earnings before interest, taxes, depreciation, amortization, store closing charges in the normal course of business, exceptional items and minority interests

•	Cash earnings: reported earnings plus goodwill amortization, store closing charges in the normal course of business and exceptional items, net of taxes and minority interests

•	Cash EPS: cash earnings divided by the weighted average number of shares during the period

•	Comparable store sales: sales from the same stores, including relocations and expansions

•	Free cash flow: cash flow before financing activities less dividends and directors’ share of profit, less dividends paid by subsidiaries to minority interests

•	Net debt: long-term financial liabilities, including current portion and capital leases, plus short-term financial liabilities, minus short-term investments (excl. treasury shares) and cash and banks

•	Organic sales growth: sales growth excl. sales from acquisitions, divestitures and currency fluctuations

•	Outstanding shares: the number of shares issued by the Company, including treasury shares

•	Weighed average number of shares: number of shares outstanding at the beginning of the period (less treasury shares), adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor.

This press release is available in English, French and Dutch. You can also find it on the recently renewed web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Delhaize Group’s management will be discussing the financial results for the first quarter 2002 during an investors’ conference call that will start at 03.00 p.m. CET (09.00 a.m. EST) on May 7, 2002. To participate in the conference call, please call +44.20.8781.0579 (UK) or +1.800.553.2379 (US) and ask for “Delhaize”. The conference call will also be broadcast live over the internet on May 7, 2002 from 03.00 p.m. until approximately 04.00 p.m. CET (between 09.00 a.m. and 10.00 a.m. EST) at www.delhaizegroup.com. A replay of this web cast will be available at the same website starting at 06.00 p.m. CET (12.00 p.m. EST) on May 7, 2002.

Safe Harbor

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2000 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Number of Stores

	End of 2001	Change 1st Q 2002	End of 1st Q 2002	End of 2002 Planned

United States	1,459	+5	1,464	1,493
Belgium	675	+5	680	736
Greece (1)	104	—	104	105
Czech Republic	94	—	94	98
Slovakia	16	—	16	17
Romania	10	+1	11	15
Thailand	26	+1	27	36
Indonesia	29	—	29	39
Singapore	31	—	31	36

TOTAL	2,444	+12	2,456	2,575

(1)	Excluding ENA-franchised stores.

Income Statement (1)
First Quarter 2002

	1st Q 2002	1st Q 2001	2002/2001

	(in millions of EUR)

Sales	5,402.2	4,993.6	+8.2%	(2)

EBITDA (FIFO)	408.7	366.1	+11.6%
EBITDA margin	7.6%	7.3%	—
Depreciation	(145.5)	(134.6)	+8.1%
Amortization of goodwill and intangibles	(44.1)	(26.6)	+65.8%
Store closings in the normal course of business	(3.6)	(1.9)	+88.7%

Operating result (EBIT)	215.5	203.0	+6.1%
EBIT margin	4.0%	4.1%	—
Financial income / (expense)	(124.4)	(104.4)	+19.1%

Earnings before income taxes and exceptional items	91.1	98.6	-7.6%
Other income / (expense)	(0.4)	1.1	N.A.
Exceptional income / (expense)	—	(25.3)	N.A.

Earnings before income taxes	90.7	74.4	+21.8%
Income taxes	(43.4)	(30.3)	+43.0%

Net earnings from consolidated companies	47.3	44.1	+7.3%
Minority interests	1.0	(17.4)	N.A.

Reported earnings	48.3	26.7	+80.9%
Cash earnings	86.5	46.4	+86.4%

Reported EPS (in EUR)	0.52	0.51	+2.2%
Cash EPS (in EUR)	0.94	0.89	+5.3%	(3)

Weighted average number of shares	92,075,054	52,031,725	+77.0%
Number of shares outstanding at the end of the 1st quarter (4)	92,392,704	52,031,725	+77.6%

(1)	Delhaize America is fully consolidated since April 26, 2001. While Trofo was acquired at the beginning of 2001, its first half year 2001 results were fully consolidated in the second quarter of 2001. Super Discount Markets is consolidated until November 12, 2001.

(2)	Organic sales growth: + 4.3%.

(3)	+ 0.8% at constant exchange rates.

(4)	In the first quarter of 2002, Delhaize Group repurchased 132,100 own shares and used 98,134 shares primarily in conjunction with stock option exercises.

Pro-forma Income Statement (1)
First Quarter 2002

	Actual 1st Q 2002	Pro forma 1st Q 2001	2002/2001

	(in millions of EUR)

Sales	5,402.2	4,963.3	+8.8%	(2)

EBITDA (FIFO)	408.7	365.2	+11.9%
EBITDA margin	7.6%	7.4%	—
Depreciation	(145.5)	(143.6)	+1.3%
Amortization of goodwill and intangibles	(44.1)	(44.7)	-1.3%
Store closings in the normal course of business	(3.6)	(1.9)	+88.7%

Operating result (EBIT)	215.5	175.0	+23.1%
EBIT margin	4.0%	3.5%	—
Financial income / (expense)	(124.4)	(101.9)	+22.0%

Earnings before income taxes and exceptional items	91.1	73.1	+24.6%
Other income / (expense)	(0.4)	1.1	N.A.
Exceptional income / (expense)	—	(39.8)	N.A.

Earnings before income taxes	90.7	34.4	+163.6%
Income taxes	(43.4)	(16.0)	+171.6%

Net earnings from consolidated companies	47.3	18.4	+156.6%
Minority interests	1.0	0.7	+51.7%

Reported earnings	48.3	19.1	+152.8%
Cash earnings	86.5	80.8	+7.0%

Reported EPS (in EUR)	0.52	0.21	+153.2%
Cash EPS (in EUR)	0.94	0.88	+7.2%	(3)

Weighted average number of shares	92,075,054	92,213,254	-0.1%
Number of shares outstanding at the end of 1st quarter (4)	92,392,704	92,213,254	+1.9%

(1)	First quarter 2001 figures of Delhaize Group adjusted on a pro-forma basis to consolidate the impact of the share exchange with Delhaize America and the acquisition of Trofo from January 1, 2001, and to deconsolidate Super Discount Market from the same date.

(2)	Organic sales growth: + 4.3%.

(3)	+ 2.5% at constant exchange rates.

(4)	In the first quarter of 2002, Delhaize Group repurchased 132,100 own shares and used 98,134 shares primarily in conjunction with stock option exercises.

Balance Sheet (1)
First Quarter 2002

	March 31, 2002		December 31, 2001

	(in millions of EUR)

Assets
Fixed assets	9,	117.6	9,	135.1
Goodwill	3,510.9		3,445.9
Other intangible assets	1,363.2		1,437.9
Tangible assets	4,195.9		4,216.9
Financial assets	47.6		34.4
Current assets	3,	000.2	2,	950.7
Inventories	1,847.5		1,861.7
Receivables and other assets	641.2		679.6
Treasury shares	17.5		17.5
Cash and short-term investments	494.0		391.9

Total assets	12,	117.8	12,	085.8

Liabilities
Group equity	3,	819.5	3,	751.6
Shareholder’s equity	3,784.8		3,716.0
Minority interests	34.7		35.6
Provisions and deferred tax liabilities		950.2		993.3
Long-term debt	4,	619.9	4,	546.2
of which financial debt	4,603.5		4,529.9
Current liabilities	2,	728.2	2,	794.7
of which financial liabilities	480.0		637.8

Total liabilities	12,	117.8	12,	085.8

Net debt	4,	589.5	4,	775.9

Net debt to equity ratio	12	0.2%	12	7.3%

(1)	USD exchange rate at the end of 2001: 1 EUR = 0.8813 USD; USD exchange rate at the end of the first quarter of 2002:1 EUR = 0.8724 USD.

Cash Flow Statement
First Quarter 2002

March 31, 2002
(in millions of EUR)
Operating activities
Income before minority interests	47.3
Adjustments for
Depreciation and amortization	189.6
Income taxes and interest expenses	159.1
Other non-cash items	6.4
Changes in working capital requirement	38.8
Additions to provisions for liabilities and deferred taxation	(3.3)
Interests paid	(37.2)
Income taxes paid	(10.7)

Net cash provided by operating activities	390.0

Investing activities
Purchase of shares in consolidated companies, net of cash and cash equivalents acquired	(6.9)
Purchase of intangible, tangible and financial assets, net of sales(1)	(138.2)
Other investing activities	(1.7)
Net cash used in investing activities	(146.8)

Cash flow before financing activities	243.2

Financing activities
Proceeds from the exercise of share warrants and stock options	1.9
Treasury shares repurchased	(7.0)
Additions to (repayments of) long-term loans (net of direct financing costs)	11.0
Additions to (repayments of) short-term loans	(143.8)

Net cash provided by (used-in) financing activities	(137.9)

Effect of foreign exchange translation differences and change in scope of consolidation	4.0

Net increase (decrease) in cash and cash equivalents	109.3

Cash & cash equivalents at beginning of period	384.7
Cash & cash equivalents at end of period	494.0

Free cash flow after dividend payments	243.2

(1)	Capital expenditure of EUR 130.6 million in the first quarter of 2002.

Geographical Contribution
First Quarter 2002

		Sales			EBITDA

GEOGRAPHICAL CONTRIBUTION		1st Q 2002	1st Q 2001	2002/2001	1st Q 2002	1st Q 2001	2002/2001	% of Sales

				(in millions)
United States (1)	USD	3,742.0	3,670.5	+1.9%	319.2	293.3	+8.8%	8.5%
of which Delhaize America		3,742.0	3,597.9	+4.0%	319.2	292.7	+9.0%	8.5%
Belgium	EUR	804.1	771.1	+4.3%	37.3	39.8	-6.4%	4.6%
Rest of Europe (2)	EUR	276.6	205.8	+34.4%	9.8	10.5	-6.4%	3.6%
Asia (3)	EUR	52.7	42.9	+22.7%	0.2	0.1	N.A	0.5%
Corporate	EUR	—	—	—	(2.8)	(1.8)	-54.8%	—

TOTAL	EUR	5,402.2	4,993.6	+8.2%	408.7	366.1	+11.6%	7.6%

(1)	Average exchange rate first quarter 2001: 1 EUR = 0.9237 USD — Average exchange rate first quarter 2002: 1 EUR = 0.8766 USD. The results of Delhaize America are in Belgian GAAP.

(2)	Alfa-Beta (Greece), Delvita (Czech Republic and Slovakia) and Mega Image (Romania). While Trofo has been acquired at the beginning of 2001, its first half year 2001 results were fully consolidated in the second quarter of 2001.

(3)	Food Lion Thailand, Super Indo (Indonesia) and Shop N Save (Singapore).

Pro-forma Geographical Contribution (1)
First Quarter 2002

		Sales			EBITDA

GEOGRAPHICAL CONTRIBUTION		1st Q 2002	1st Q 2001	2002/2001	1st Q 2002	1st Q 2001	2002/2001	% of Sales

				(in millions)
United States (2)	USD	3,742.0	3,597.9	+4.0%	319.2	292.7	+9.0%	8.5%
of which Delhaize America		3,742.0	3,597.9	+4.0%	319.2	292.7	+9.0%	8.5%
Belgium	EUR	804.1	771.1	+4.3%	37.3	39.8	-6.4%	4.6%
Rest of Europe (3)	EUR	276.6	254.4	+8.7%	9.8	10.2	-3.6%	3.6%
Asia (4)	EUR	52.7	42.9	+22.7%	0.2	0.1	N.A	0.5%
Corporate	EUR	—	—	—	(2.8)	(1.8)	-54.8%	—

TOTAL	EUR	5,402.2	4,963.3	+8.8%	408.7	365.2	+11.9%	7.6%

(1)	First quarter 2001 figures of Delhaize Group adjusted on a pro-forma basis to consolidate the impact of the share exchange with Delhaize America and the acquisition of Trofo from January 1, 2001, and to deconsolidate Super Discount Market from the same date.

(2)	Average exchange rate first quarter 2001: 1 EUR = USD 0.9237 — Average exchange rate first quarter 2002: 1 EUR = USD 0.8766. The results of Delhaize America are in Belgian GAAP.

(3)	Alfa-Beta (Greece), Delvita (Czech Republic and Slovakia) and Mega Image (Romania).

(4)	Food Lion Thailand, Super Indo (Indonesia) and Shop N Save (Singapore).

Earnings Reconciliation
First Quarter 2002

	1st Q 2002	1st Q 2001	2002/2001

	(in millions of EUR)
Reported earnings	48.3	26.7	+80.9%

Add back:
Store closings in the normal course of business	+3.6	+1.9
Taxes and minority interests on store closings	-1.4	-1.4
Amortization of goodwill and intangibles	+44.1	+26.6
Taxes and minority interests on amortization of goodwill and Intangibles	-8.1	-14.5
Exceptional result	—	+25.3
Taxes and minority interests on exceptional income / (expense)	—	-18.2

Cash earnings	86.5	46.4	+86.4%

DELHAIZE AMERICA, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
For the 13 Weeks ended March 30, 2002 and March 31, 2001

(Dollars in thousands except per share amounts)

	13 Weeks	13 Weeks
	March 30, 2002	March 31, 2001
	(A)	(B)	A%	B%

Net sales and other revenues	$3,747,850	$3,602,914	100.00	100.00
Cost of goods sold	2,782,049	2,702,203	74.23	75.00
Selling and administrative expenses	779,124	744,539	20.79	20.67
Merger expense	—	23,382	0.00	0.65

Operating income	186,677	132,790	4.98	3.68
Interest expense	87,920	81,483	2.35	2.26

Income before income taxes	98,757	51,307	2.63	1.42
Provision for income taxes	39,530	23,454	1.05	0.65

Income before cumulative effect of a change in accounting principle	$59,227	$27,853	1.58	0.77
Cumulative effect of change in accounting principle, net of tax	284,097	—	7.58	0.00

Net (loss) / income	$(224,870)	$27,853	(6.00)	0.77

EBITDA	$304,483	$282,029

EBITDA is defined by our company as earnings before interest, taxes, depreciation, amortization, LIFO income/expense, merger expense, store closing provision and asset impairment provision. We do not represent EBITDA as an alternative measure to net income or cash flow from operations, which is determined in accordance with U.S. GAAP. Investors should note that our calculation of EBITDA might differ from similarly titled measures for other companies.

DELHAIZE AMERICA, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 30, 2002	December 29, 2001	March 31, 2001

	(Dollars in thousands except per share amounts)
Assets
Current assets:
Cash and cash equivalents	$216,683	$137,206	$115,871
Receivables	148,301	198,158	183,372
Receivable from affiliate	4,715	14,718	—
Income tax receivable	—	8,429	6,764
Inventories	1,222,450	1,239,470	1,210,310
Prepaid expenses	67,026	28,250	27,154
Deferred tax assets	9,623	6,169	49,996

Total current assets	1,668,798	1,632,400	1,593,467
Property and equipment, net	2,955,621	3,011,279	2,810,898
Goodwill, net	2,905,466	3,273,385	2,946,696
Intangible assets, net	843,560	885,455	301,808
Reinsurance recoverable	104,185	104,118	—
Other assets	67,354	63,361	44,613

Total assets	$8,544,984	$8,969,998	$7,697,482

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$—	$140,000	$59,000
Accounts payable	727,932	693,729	711,458
Dividend payable	86,447	86,093	—
Accrued expenses	343,178	305,364	257,566
Capital lease obligations — current	29,824	38,118	31,079
Long term debt — current	18,007	17,890	124,049
Other liabilities — current	29,988	32,534	79,668
Income tax payable	20,966	—	—

Total current liabilities	1,256,342	1,313,728	1,262,820
Long-term debt	3,061,496	3,065,446	3,015,925
Capital lease obligations	692,344	675,746	597,615
Deferred income taxes	298,910	459,525	152,999
Other liabilities	266,812	265,784	225,433

Total liabilities	5,575,904	5,780,229	5,254,792
Shareholders’ equity:
Class A non-voting common stock	53,222	53,149	53,104
Class B voting common stock	37,645	37,645	37,645
Accumulated other comprehensive income/(loss),			—
net of tax	(63,118)	(64,471)	(287)
Additional paid-in capital, net of unearned compensation	2,458,999	2,452,945	844,393
Retained earnings	482,332	710,501	1,507,835

Total shareholders’ equity	2,969,080	3,189,769	2,442,690

Total liabilities and shareholders’ equity	$8,544,984	$8,969,998	$7,697,482

DELHAIZE AMERICA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	13 Weeks

	March 30, 2002	March 31, 2001

Cash flows from operating activities
Net (loss) / income	$(224,870)	$27,853
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting principle	284,097	—
Depreciation and amortization	114,111	123,516
Non-cash portion of merger expense	—	21,682
Amortization of debt fees/costs	503	—
Non-cash portion of debt premium/discount	295	—
Amortization of deferred loss on derivative	2,128	—
Loss on disposals of property and capital lease terminations	742	510
Store closing provisions	3,135	1,750
Deferred income taxes	1,006	(19)
Other	2,708	1,117
Changes in operating assets and liabilities:
Receivables	49,857	21,323
Net receivable from affiliate	10,357	—
Reinsurance recoverable	(67)	—
Income tax receivable	8,429	75,719
Inventories	17,020	50,222
Prepaid expenses	(38,776)	573
Other assets	289	(1,899)
Accounts payable	34,203	(51,094)
Accrued expenses	42,970	(46,273)
Income taxes payable	20,966	—
Other liabilities	(4,653)	(6,455)

Total adjustments	549,320	190,672

Net cash provided by operating activities	324,450	218,525

Cash flows from investing activities
Capital expenditures	(93,060)	(84,971)
Proceeds from disposal of property	4,001	3,791
Other investment activity	(1,785)	—

Net cash used in investing activities	(90,844)	(81,180)

Cash flows from financing activities
Net (payments) proceeds under short-term borrowings	(140,000)	(2,681,000)
Proceeds from issuance of long-term debt	—	2,565,000
Principal payments on long-term debt	(4,130)	(6,462)
Principal payments on capital lease obligations	(7,153)	(7,581)
Dividends paid	—	(28,572)
Parent common stock repurchased	(4,482)	—
Proceeds from issuance of Parent common stock for options	1,636	1,505

Net cash used in financing activities	(154,129)	(157,110)

Net (decrease) increase in cash and cash equivalents	79,477	(19,765)
Cash and cash equivalents at beginning of period	137,206	135,636

Cash and cash equivalents at end of period	$216,683	$115,871

Non-cash items:
Capital lease adds	10,984	9,955
Capital lease retirements	—	4,773
Acquisition of Hannaford — adjustment to purchase price allocation		3,893
Investment in WWRE	3,000
Delhaize Group Share Exchange — adjustment to purchase price allocation
Property and Goodwill	44,433
Deferred income taxes	43,752
Capital lease obligations	4,475
Accrued expenses	5,156
Reclass of Intangible assets and related deferred income taxes	117,895

The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.

DELHAIZE AMERICA, INC.
Financial and Statistical Data
(Dollars in millions)
(unaudited)

	First Quarter ended

	March 30, 2002	March 31, 2001

Operating cash flow:
Net income (loss)	$(224.9)	$27.9
Add (subtract):
Cumulative effect of change in accounting principle	284.1	—
Income taxes	39.5	23.5
Interest expense	87.9	81.5
Depreciation	104.7	100.0
Amortization of intangible assets	9.4	23.4
Store closing provision	3.2	1.7
Merger expense	—	23.4
LIFO expense	0.6	0.6

Total operating cash flow (FIFO EBITDA)	$304.5	$282.0

As a percent of sales	8.1%	7.8%
Calculation of cash earnings:
Net income	$(224.9)	$27.9
Add back, net of tax:
Cumulative effect of change in accounting principle	284.1	—
Store closing provision	2.0	1.0
Merger expense	0.0	14.5
Amortization of intangibles	5.8	22.3

Cash earnings	$67.0	$65.7

Other information:
Stores opened	8	9
Stores acquired	0	0
Stores closed	3	4
Stores renovated	29	26
Total stores	1,464	1,425
Capital expenditures	$93.1	$85.0
Total square footage (in millions)	53.6	51.7
Square footage increase	4%	18%

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.

Date: May 7, 2002	By: /s/ Michael R. Waller

Name: Michael R. Waller
Title: Senior Vice President